Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264191

Prospectus Supplement No. 6 to Prospectus dated May 15, 2023

ONFOLIO HOLDINGS INC.

6,199,863 Shares of Common Stock Issuable Upon the Exercise of Warrants

This Prospectus Supplement No. 6 (“Prospectus Supplement No. 6”) relates to the Prospectus of Onfolio Holdings Inc., dated May 15, 2023 (the “Prospectus”), relating to 6,199,883 shares of common stock issuable upon the exercise of warrants, including 6,117,250 shares of common stock issuable upon exercise of warrants issued to investors in our initial public offering (the “publicly-traded warrants”) and 82,613 of common stock issuable upon the exercise of warrants issued to the representative of the underwriters in our initial public offering.

This Prospectus Supplement No. 6 is being filed to update the Prospectus and include the information set forth in our Report on Form 8-K, which was filed with the Securities and Exchange Commission on November 6, 2023.

This Prospectus Supplement No. 6 should be read in conjunction with the Prospectus and (i) Prospectus Supplement No. 5 filed with the Securities and Exchange Commission on October 27, 2023 (ii) Prospectus Supplement No. 4 filed with the Securities and Exchange Commission on October 18, 2023 (iii) Prospectus Supplement No. 3 filed with the Securities and Exchange Commission on August 14, 2023 (iv) Prospectus Supplement No. 2 filed with the Securities and Exchange Commission on June 15, 2023 and (v) Prospectus Supplement No. 1 filed with the Securities and Exchange Commission on May 16, 2023 (the “Prior Supplements”) and is qualified by reference to the Prospectus and the Prior Supplements, except to the extent that the information in this Prospectus Supplement No. 6 supersedes the information contained in the Prospectus and the Prior Supplements, and may not be delivered without the Prospectus and the Prior Supplements.

Our common stock and publicly-traded warrants are listed and traded under the symbols “ONFO” and “ONFOW,” respectively, on the Nasdaq Capital Market. On November 6, 2023, the closing price of our common stock and publicly-traded warrants on the NASDAQ Capital Market was $0.6370 and $0.06, respectively.

We are an “emerging growth company” under applicable federal securities laws and as such, we have elected to comply with certain reduced public company reporting requirements for the Prospectus and future filings.

Investing in our shares of common stock and publicly-traded warrants (collectively, “securities”) involves a high degree of risk. See the section of the Prospectus entitled “Risk Factors” beginning on page 11 for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 6 is November 6, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 31, 2023

ONFOLIO HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	001-41466	37-1978697
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification Number)

1007 North Orange Street, 4th Floor, Wilmington, Delaware	19801
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (682) 990-6920

______________________________________________________

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	ONFO	Nasdaq Capital Market
Warrants To Purchase Common Stock	ONFOW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On October 31, 2023, Rob te Braake tendered his resignation as the Interim Chief Financial Officer of Onfolio Holdings Inc. (the “Company”) effective November 1, 2023. Mr. te. Braake’ departure was not the result of any disagreement with the Company nor any issue related to the Company’s financial statements or accounting practices. Mr. te Braake was serving as the Company’s Interim Chief Financial Officer until the Company appointed a permanent Chief Financial Officer. Mr. te Braake is expected to once again serve the Company as its financial advisor, which is the role he served in prior to his appointment as the Company’s Interim Chief Financial Officer.

On November 6, 2023, Esbe van Heerden, the Company’s President, was appointed by the Company’s Board of Directors to also serve as the Company’s Chief Financial Officer effective November 1, 2023. As the Company’s Chief Financial Officer, Ms. van Heerden will be responsible for (i) analyzing budget and finances; (ii) creating and presenting financial and tax strategy recommendations to the executive team; (iii) overseeing cash flow, cash management, working capital, and company audits; (iv) preparing financial statements and reports, including SEC filings; (v) ensuring legal compliance on all financial functions; (vi) other duties as may be prescribed by the Company’s Chief Executive Officer from time to time.

There are no arrangements or understandings between Ms. van Heerden and any other persons pursuant to which she was appointed as the Company’s Chief Financial Officer. There is no family relationship between Ms. van Heerden and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer of the Company. The Company has not entered into any transactions with Ms. van Heerden that would require disclosure pursuant to Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934.

Esbe van Heerden, age 31, has served as our President since February 1, 2022, where she is responsible for implementing and developing our Company’s shorter term business strategy and our Company’s budgeting and performance tracking. Previously, she served as our Chief Operations Officer from August 2020 to January 31, 2022, and as Chief Operations Officer of Onfolio LLC since May 2019. During her time at our Company, Ms. van Heerden has overseen an expansion from five team members, to 32, and monthly recuring revenue (MRR) growth of more than 700%. She joined our Company after successfully building a boutique publishing house, NonFiction LLC, that helped CEOs and consultants succeed in publishing their books. From June 2016 to December 2018, Ms. van Heerden built out the systems to guide new authors through the writing and publishing process, and grew to a team of 15+ staff members. Ms. van Heerden completed a triple major: a BSc in Biomedical Science, a BSc in Molecular Biology, as well as a BS in Forensic Biology and Toxicology, and was awarded the Vice-Chancellor’s Commendation for Academic Excellence. She graduated in 2015 from Murdoch University, Australia.

Ms. van Heerden entered into a new written employee agreement with the Company to include her appointment as the Company’s Chief Financial Officer and her base salary was increased to $150,000 per year. A copy of Ms. van Heerden’s new employee agreement is attached as Exhibit 10.1 to this Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d)  Exhibits.

Exhibit No.	Description
10.1	Employee Agreement dated as of November 1, 2023, by the Company and Esbe van Heerden
104	Cover Page Interactive Data File (formatted as Inline XBRL)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ONFOLIO HOLDINGS INC.

Date: November 6, 2023	By:	/s/ Dominic Wells
Dominic Wells,
Chief Executive Officer

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EXHIBIT 10.1

EMPLOYEE AGREEMENT

This Agreement (the “Agreement”) is made and entered into as November 01 2023 by Onfolio Holdings Inc., a Delaware corporation (the “Company”), including its subsidiaries, affiliates, assignees, and successors, each of whom are expressly authorized to enforce this Agreement, and who are referenced herein as “the Company” and Esbe van Heerden, referenced herein as “you” or “your” or “Employee”.

1.

CONSIDERATION. You agree that this Agreement is entered into in consideration of the mutual promises contained in this Agreement and other good and valuable consideration, and in further consideration of your employment or association with the Company. Your employment or association with the Company is at-will and may be terminated at any time at the election of either party. This Agreement does not guarantee your employment by or association with the Company for any definite period of time.

2.

REPRESENTATIONS AND WARRANTIES. You represent and warrant to the Company that the following statements are true and correct and shall remain true and correct at all times during your employment or association with the Company:

a.	All statements and representations contained in your application for employment or association are true and correct; and

b.	This Agreement constitutes a legal, valid, and binding agreement and obligation enforceable against you in accordance with its terms.

3.

POSITION AND DUTIES. The Company agrees to employ you to act as its Chief Financial Officer and President effective as of November 01, 2023. You shall be responsible for (i) analyzing budget and finances; (ii) creating and presenting financial and tax strategy recommendations to the executive team; (iii) overseeing cash flow, cash management, working capital, and company audits; (iv) preparing financial statements and reports, including SEC filings; (v) ensuring legal compliance on all financial functions; (vi) designing metrics to measure Company’s success and performance; (vii) overseeing and advising the management team as they build out operations and lead teams; (viii) creating and implementing Company strategy; (ix) liaising with and making recommendations to the Board of Directors; (x) other duties as may be prescribed by the Company’s Chief Executive Officer from time to time. You agree that you will serve the Company faithfully and to the best of your ability during the term of employment, under the direction of the Chief Executive Officer of the Company.

4.	PLACE OF EMPLOYMENT. You shall perform your duties under this Employee Agreement at home, or the Company’s then-current headquarters office.

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5.	COMPENSATION OF EMPLOYEE. For all services rendered, you shall initially receive compensation as follows:

a.	Base Salary: The Company agrees to pay you at a rate of $150,000 per year, which may be increased from time to time by the Board’s Compensation Committee, except pursuant to across-the-board salary reductions affecting all other senior executives of the Employer, may not be decreased. The Base Salary will be payable on a semi-monthly basis, or on whatever basis Company may adopt in the future, in accordance with the Company’s standard payroll practices.

b.	Bonus: You will be eligible for participation in any Company executive bonus plan in effect during your employment or association with the Company. Any payout related to your bonus opportunity will be solely at the discretion of the Board and may be modified from time to time by the Board in their sole discretion.

c.	Withholdings: All amounts due from the Company to the Employee hereunder shall be paid to the Employee net of all taxes and other amounts which the Company is required to withhold by law.

6.

REIMBURSEMENT FOR BUSINESS EXPENSES. Subject to the approval of the Company, the Company shall promptly pay or reimburse you for all reasonable business expenses incurred in performing your duties and obligations under this Employee Agreement, but only if you properly account for expenses in accordance with the Company’s policies.

7.

PAID TIME OFF AND BENEFITS. You shall be entitled to the same benefits, paid time off and Company holidays offered by the Company to its other employees. Nothing in this Employee Agreement shall prohibit the Company from modifying or terminating any of its employee benefit plans in a manner that does not discriminate between you and other Company employees.

8.

TERMINATION OF EMPLOYMENT. Your employment hereunder shall automatically terminate upon (i) your death; (ii) your voluntarily leaving the employ of the Company; (iii) at the Company’s sole discretion, for any reason, with or without cause.

a.

Payment on Termination: In the event your employment under this agreement is terminated for any reason, Company shall promptly pay you any amounts due to you under this agreement, including any salary accrued through the date of termination, and reimbursement for business related expenses during the period of your employment, providing that such expenses are submitted in accordance with Company policies. In the event that you leave the Company’s employment for Good Reason or if the Company terminates your employment without Cause, you shall be entitled to receive severance in an amount equal to one day of base salary for every completed work day of employment with the Company, up to a maximum of three (3) months of base salary.

b.

For Purposes Hereof, “Good Reason” means (i) a reduction in your Annual Base Salary of more than five (5) percent, other than pursuant to an across-the-board reduction in accordance with Section 5, (ii) a material diminution in your duties or responsibilities inconsistent with your position, or (iii) a change in your principal office to a location more than thirty-five (35) miles from your principal residence as of the date of relocation, without your prior written consent; provided that you must deliver written notice of your resignation to the Company within 30 days of your actual knowledge of any such event, the Company must be provided at least 30 days during which it may remedy the condition and you must terminate your employment within twelve (12) months of the initial occurrence of Good Reason in order for such resignation to be with Good Reason for any purpose hereunder.

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c.

For Purposes Hereof, “Cause” means (i) the conviction or plea of guilty or no contest for or indictment on a felony or a crime involving moral turpitude or the commission of any other act or omission involving misappropriation, embezzlement or fraud, which involves a material matter with respect to the Company or any of their customers or suppliers; (ii) substantial and repeated failure to perform duties of the office you hold as reasonably directed by the Board after notice from the Board and a reasonable opportunity to respond to such notice; (iii) gross negligence or willful misconduct with respect to the Company that is or could reasonably be expected to be harmful to the Company in any material respect after notice from the Board and a reasonable opportunity to respond to such notice.

9.

BEST EFFORTS AND OUTSIDE ACTIVITIES. You shall devote all of the necessary business time, attention, and energies, as well as your best talents and abilities to the business of the Company in accordance with the Company’s instructions and directions. You may engage to a limited extent in other business activities unrelated to the Company so long as such activities do not create a conflict of interest or otherwise interfere with the performance of your duties and the terms and conditions of this Agreement.

10.

RECORDS OWNERSHIP. You acknowledge, understand, and agree that all files, records and documents, whether in hard copy, electronic or any other form, generated or received by the Company or its employees, or concerning the Company or its business, belong to and constitute the property of Company and that Company is the records owner of all such files, records and documents. Therefore, upon your separation from employment, all such files, records and documents shall remain on the premises and in the possession of Company, and you shall promptly return any and all such files, records and documents to Company that you may then have, or at any time thereafter you discover in your possession. You shall not retain any copies of such files, records and documents.

11.

INTANGIBLE PROPERTY OWNERSHIP. You hereby irrevocably assign and transfer, and agree to assign and transfer, to the Company all of your rights, title and interest in and to any and all inventions and works you create or modify (including, but not limited to software or other works, designs, or the like) for or on behalf of the Company. You hereby acknowledge and agree that such works are within the scope of your employment or association, and that all intellectual property rights, including copyright, inventions, designs, and trade secrets, whether patentable or not, are the exclusive and sole worldwide property of the Company. Copyrighted works developed or created by you and owned by the Company include the right to copy, license, market, manufacture, publish, distribute, create derivative works from the works created, mark as copyrighted by the Company, and to authorize others to do some or all of the foregoing as needed or desired by the Company to carry out its business purpose.

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You will not at any time during or after your employment or association with the Company have or claim any right, title or interest in any trade name, trademark, patent, copyright, work for hire, or other similar rights belonging to or used by the Company. You shall not have or claim any right, title or interest in any material or matter of any sort prepared for or used in connection with the business or promotion of the Company, whatever your involvement with such matters may have been, and whether procured, produced, prepared or published in whole or in part by you. You further release and hereby assign all rights in any and all intellectual property to the Company, and shall, at the request of the Company, give evidence and testimony and execute any and all agreements or other documents as needed to effect or memorialize any such transfer of rights without encumbrance, and for the Company to carry out its business purpose. You hereby irrevocably appoint the Company as your attorney-in-fact (with a power couple with an interest) to execute any and all documents which may be necessary or appropriate in the security of such rights, including but not limited to, any copyright in your work.

You certify that all works pursuant to this Agreement are original works and are not the property of others, and that any liability from or caused by you in this regard is your sole responsibility. You shall hold harmless and indemnify the Company from and against any and all claims, actions, losses, costs, or other liabilities based on or arising out of claimed infringement by the works of any copyright or other intellectual property rights of any third party, and you agree to cooperate in the defense of the Company against any and all claims, actions, losses, costs, or other liabilities based on or arising out of claimed infringement or any other action by the works of any copyright or other intellectual property rights of any third party at your expense.

You have attached hereto, as Exhibit A, a list detailing all inventions, original works of authorship, developments, improvements, and trade secrets which you made prior to the commencement of this Agreement (collectively referred to as “Prior Inventions”), which belong solely to you or belong to you jointly with another, and which are not assigned to the Company hereunder or, if no such list is attach, you represent that there no such Prior Inventions.

12.

TRADE SECRETS AND CONFIDENTIAL INFORMATION. You agree to keep confidential and not disclose to others any Trade Secrets or Confidential and Proprietary Information, during the term of this Agreement and all times thereafter, except as required by law or as consented in writing by the Company’s Chief Executive Officer.

You agree that the Trade Secrets and Confidential and Proprietary Information described herein are valuable information.

Trade Secrets and Confidential and Proprietary Information includes all forms of information whether in oral, written, graphic, magnetic or electronic form without limitation. Trade Secrets and Confidential and Proprietary Information means, without limitation, the Company’s client and prospective client names, addresses, relationships, terms and information; suppliers’ names, addresses, terms and information; financial information; business and/or marketing plans; methods of operation; internal structure; financial information and practices; products and services; inventions; systems; devices; methods; ideas, procedures; client lists and files; fee schedules; test data; descriptions; drawings; techniques; algorithms; programs; designs; formula; software; business management and methods; planning methods; sales and marketing methods; valuable confidential business and professional information; proprietary computer software; management information; and all know-how, trade secrets, confidential information and any other information developed by and belonging to the Company which gives the Company a competitive advantage over others.

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If you shall leave, separate or terminate from the Company, you will neither take nor retain any file, record, document, Trade Secrets or Confidential and Proprietary Information, whether a reproduction, duplication, copy or original, of any kind or nature developed by, compiled by or belonging to the Company.

13.

NO PRIOR COVENANT NOT TO COMPETE. You warrant and represent that except for this Agreement and except as otherwise disclosed in writing to the Company, (a) you are not presently subject to any contract or understanding that restricts in any manner your ability to provide services to the Company; (b) you have performed all duties and obligations that you may have under any contract or agreement with a former employer (or other party) including but not limited to the return of all confidential information; and (c) you are currently not in possession of any confidential materials or property belonging to any former employer (or other party). Further, you agree to defend, indemnify, and hold the Company harmless from and against any demands, claims, obligations, causes of action, diminution in the value of the Company, damages, liabilities, costs, expenses, interest, and fees, which the Company may incur due to (a) any conflict between your employment with Company and any prior employment or association, duty contract, agreement, order or restrictive covenant, or (b) any misrepresentation by you as to any facts which are the subject matter of any conflict or violation of any prior contract, agreement, order or restrictive covenant on your part.

14.

COVENANT NOT TO COMPETE. You acknowledge that you are familiar with restrictive covenants of this nature, the covenant is a material inducement to this Agreement and your employment, the Company will suffer irreparable injury if you violate this restrictive covenant, and the covenant is fair and reasonable to protect the Company’s trade secrets, confidential and proprietary information, relationships with prospective and existing clients, goodwill, and/or other legitimate business interests. You further agree that your work with the Company has provided and will provide you extraordinary and specialized training, knowledge and information over the Company’s techniques, methods, products and systems; the Company’s valuable confidential proprietary and business information which you would not otherwise acquire; and access to its substantial relationships with present and prospective clients and substantial goodwill associated with its name.

The covenant is intended to protect the Company’s legitimate business interests which include but are not limited to the extraordinary and specialized training of its employees; valuable confidential and proprietary business and professional information; substantial relationships with prospective and existing clients; client good will associated with the Company’s ongoing professional and business practice and trade name in the fields of healthcare business technology and services throughout North America.

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Accordingly, you agree that prior to your separation or termination from the Company and for the later of six (6) months after your separation or termination (with or without cause) or from the date of entry by a court of competent jurisdiction enforcing these covenants, whichever is later (referenced herein as “the restricted period): You shall not engage, directly or indirectly, as principal, agent, advisor, stockholder, consultant, partner, independent contractor, or employee or in any other manner in any business or activity which is in competition with the Company or which may propose to go into competition with the Company. And, during the restricted period, you shall not directly or indirectly induce or attempt to induce (a) clients of the Company to do business with any competitor of the Company, and/or (b) any of the officers, agents, employees, or associates of the Company to leave the employment or association of the Company.

Some of the businesses which are in competition with the Company or which may propose to go into competition with the Company, and which are specifically prohibited include but are not limited to: companies that acquire or operate Internet based businesses. This list of businesses is not intended to be an exclusive list.

Nothing herein shall prohibit you from purchasing or owning less than five percent (5%) of the publicly traded securities of any corporation, provided that such ownership represents a passive investment and that you are not a controlling person of, or a member of a group that controls, such corporation.

15.

REMEDIES FOR BREACH OF RESTRICTIVE COVENANTS. The Company is entitled to obtain equitable relief, including specific performance by means of injunctions, as well as monetary damages and any other available remedies. In the event a court of competent jurisdiction determines these restrictive covenants are not enforceable as written herein, the court will reform or modify the restrictive covenants(s) to make it (them) reasonable and enforceable, and the court will enforce the restrictive covenants(s) as so reformed or modified. Assignees and successors of the Company are expressly authorized to enforce these restrictive covenants. The restrictive covenants of this Agreement shall not be interpreted to employ any rule of contract construction that requires construing a restrictive covenant narrowly, against the restraint, or against the drafter of this Agreement.

Further, you understand that any and all obligations of the Company to pay any compensation to you for any reason shall cease and terminate upon your breach of any of the obligations in this Employee Agreement.

16.

NOTIFICATION OF INTERESTED PARTIES. You agree that the Company may notify anyone employing or engaging you to perform services or evidencing an intention to employ you now or in the future as to the existence and provisions of this Agreement. You shall, during the restricted period, (1) inform anyone employing or engaging you or evidencing an intent to employ or engage you, of the existence of the restrictive covenants in this Agreement and (2) notify the Company of the name, address, and telephone number of anyone who employs or engages you to perform services.

17.

MEDIATION. If a dispute arises out of or related to the interpretation or enforcement of this Agreement, you agree to try to settle the dispute in good faith through mediation upon the Company’s request, before litigation or at any time during litigation.

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18.	WAIVERS. The Company’s waiver of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

19.

GOVERNING LAW, JURISDICTION AND VENUE. The Agreement shall be governed by the laws of the State of Delaware and applicable federal and local law, and jurisdiction and venue for enforcement shall be in state circuit court in Wilmington, Delaware.

20.

INDEPENDENT RESTRICTIVE COVENANTS AND SEVERABILITY. The provisions of this Agreement are independent of and separate from each other and from any other agreements. The breach, invalidity or unenforceability of any provision or part of any provision in this Agreement or any other agreements shall not in any way effect the validity or enforceability of any other provision or part of provision of this Agreement. The existence of any claim or cause of action by you against the Company shall not constitute a defense to the enforcement of these provisions.

21.

ENTIRE AGREEMENT. This Agreement comprises the entire agreement and understanding by the parties regarding the topics contained herein; no representations, promises, agreements, or understandings, written or oral, relating hereto but not contained herein, shall be of any force or effect. This Agreement may be amended only in writing and by mutual agreement of the parties.

22.

ATTORNEYS’ FEES AND COSTS. If any litigation proceedings are bought arising out of or related to the terms of this Agreement, the successful prevailing party will be entitled to reimbursement for all reasonable costs, including reasonable attorneys’ fees.

23.

ACKNOWLEDGEMENT. You acknowledge that you have had the benefit of independent professional counsel with respect to this Agreement and that you are not relying upon the Company, the Company’s attorneys or any person on behalf of or retained by the Company for any advice or counsel with respect to this Agreement.

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24.	NUMBER OF PAGES. This Agreement, including the signatures and excluding Exhibits, is comprised of nine (9) pages.

Onfolio Holdings, Inc.

11/01/2023
Date	Name:	Dominic Wells
	Title:	Chief Executive Officer

Employee

11/01/2023
Date	Name:	Esbe van Heerden
	Title:	Chief Financial Officer and President

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EXHIBIT A

Prior Inventions

None

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